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                                                                  Exhibit (4)(d)




                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                                   ENDORSEMENT

Notwithstanding any provision in the Contract to the contrary, this Endorsement becomes a part of the Owner's Contract to which it is attached. Should any provision in this Endorsement conflict with the Contract, the provisions of this Endorsement will prevail.

The following is added to the DEFINITIONS section of the Contract:

   "ELIGIBLE RELATED CONTRACTS" - includes variable annuity contracts held by the Owner/Joint Owner and issued by Us. Eligible Related Contracts may also include investments in fund companies whose funds underlie the separate accounts associated with this Contract, which are held by the Owner/Joint Owners.

The following provision under the "CHARGES AND DEDUCTIONS" section is modified to read as follows:

   SALES CHARGE

   A Sales Charge may be deducted from each Gross Purchase Payment. The Sales Charge equals a percentage of each Gross Purchase Payment and varies based upon the Owner's investment, as described below, at the time each Gross Purchase Payment is made. We reserve the right to assess this charge on a class basis that differs from the charge specified on the Contract Data Page. The Sales Charge Schedule is shown on the Contract Data Page.

   The Owner's investment for purposes of calculating the Sales Charge at the time a Gross Purchase Payment is made to the Contract is Your investment as defined in the Rights of Accumulation provision.

The following provision is added under the "ACCUMULATION PROVISIONS" section:

   RIGHTS OF ACCUMULATION

   At the time a Gross Purchase Payment is made into the Contract, the Owner's investment under this Rights of Accumulation provision is the sum of: (1) that Gross Purchase Payment; (2) the Contract Value of this Contract prior to this Purchase Payment being applied; and (3) the Contract Value of Eligible Related Contracts which You and the Joint Owner, if any, own. You, or Your financial representative must notify Us of any Eligible Related Contracts, as discussed in (3) above, each time You make a Gross Purchase Payment in order to receive any applicable reduction in Sales Charge. We will not retroactively reduce Sales Charges if other contracts subsequently become eligible. We reserve the right to modify, suspend, or terminate the Rights of Accumulation provision at any time.



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All other terms and conditions of the Contract remain unchanged. Signed for the
Company at Los Angeles, California, to be effective as of the Contract Date.




                               /s/ JAY S. WINTROB
                               ------------------
                                 Jay S. Wintrob
                                   President